Exhibit 99.77(c)

ITEM 77C - Matters submitted to a vote of security holders

  An annual meeting of shareholders of Voya Infrastructure, Industrials and Materials Fund was held on July 6, 2017 to: 1) elect 4 nominees to the Board of Trustees of Voya Infrastructure, Industrials and Materials Fund.

	Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker non-vote	Total Shares Voted
Martin J. Gavin	1	17,285,650.368	502,551.000	0.000	0.000	17,788,201.368
Patrick W. Kenny	1	12,541,004.368	5,247,197.000	0.000	0.000	17,788,201.368
Shaun P. Mathews	1	12,592,983.368	5,195,218.000	0.000	0.000	17,788,201.368
Roger B. Vincent	1	17,252,402.368	535,799.000	0.000	0.000	17,788,201.368

Proposal passed.